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	December 11, 2020	SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	GAMCO Natural Resources, Gold & Income Trust

(File Nos.: 333-249528; 811-22216)

Dear Mr. Orlic:

Thank you for your oral comments provided on November 16, 2020 regarding your review of the registration statement on Form N-2 filed on October 16, 2020 (the “Registration Statement”) by GAMCO Natural Resources, Gold & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

David Orlic

December 11, 2020

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

***

Summary of Fund Expenses

1.	Please disclose the fees payable under the Voluntary Cash Purchase Plan as a line item in the fee table, rather than solely in a footnote.

The Fund has made the requested change.

2.

Footnote 7 to the fee table states that “Dividends on Preferred Shares” assumes that “$50 million of additional preferred shares are issued with a fixed dividend rate of 5.00% with no mandatory call date.” The SEC staff notes that the first sentence of the third paragraph under “Description of the Securities—Preferred Shares” states that the distributions on the Fund’s Series A Preferred Shares accumulate at an annual rate of 5.20%. Please confirm that 5.00% is a good faith estimate of the fixed dividend rate for the additional preferred shares that may be issued pursuant to the Registration Statement.

The Fund confirms that 5.00% is a good faith estimate of the fixed dividend rate in connection with an issuance of $50 million of additional preferred shares of the Fund pursuant to the Registration Statement.

3.

Based on the calculations by the accounting staff of the Division of Investment Management, it appears that the hypothetical expense example, as presented on page 9, takes into account a sales load of 1.0%. Please review the calculations in the expense example and confirm whether the expense example also takes into account offering expenses/the sales load on preferred shares and revise as necessary.

The Fund has reviewed the expense example and made the requested changes.

Prospectus

4.

The disclosure under the subheading “Portfolio Turnover” on page 18 states: “The Fund’s portfolio turnover rate for the fiscal years ended December 31, 2018 and 2019 was 166.9% and 108.6%, respectively.” Please confirm that a risk relating to portfolio turnover is included in the Registration Statement.

The Fund confirms that portfolio turnover risk is disclosed as a principal risk on page 36 under the section “Risk Factors and Special Considerations.”

5.	The disclosure under the subheading “Special Risks to Holders of Common Shares (Principal)—Dilution Risk” states: “If the Fund determines to conduct a

David Orlic

December 11, 2020

rights offering to subscribe for common shares, holders of common shares may experience dilution or accretion of the aggregate net asset value of their common shares.” (emphasis added) Please consider removing “or accretion” as it does not appear to be an applicable risk.

The Fund has made the requested change.

5.	Please update the “Independent Registered Public Accounting Firm” section to include information regarding the Fund’s independent registered public accounting firm.

The Fund has made the requested change.

6.	Please update the “Incorporation by Reference” section to include all relevant recent filings and amendments of the Fund.

The Fund has made the requested change.

7.

The first paragraph under the heading “Incorporation by Reference” on page 63 contains the following disclosure: “To obtain copies of these filings, see ‘Available Information’ in this Prospectus.” Please confirm that this cross-reference is accurate.

The Fund confirms that the cross-reference to “Available Information” is accurate.

8.	Please provide the SEC staff with a form of the legal opinion required by Item 25(2)(l) of Form N-2 prior to requesting effectiveness.

We have provided the requested form of legal opinion prior to the Fund filing the Amendment.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon